TEVA ANNOUNCES FIRST PATIENT ENROLLED IN LARGEST CLINICAL STUDY TO DATE EVALUATING
AZILECT® FOR MILD COGNITIVE IMPAIRMENT IN PARKINSON’S DISEASE

Jerusalem, February 5, 2013 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today enrollment of the first patient in the MODERATO study – a Phase IV clinical study designed to evaluate the effect of AZILECT® (rasagiline tablets) on cognitive function in adults with mild cognitive impairment (MCI) in Parkinson’s disease (PD-MCI).

“Cognitive impairment in PD is a major cause of disability and increased care partner burden,” said Robert A. Hauser, M.D., M.B.A., Director, Parkinson’s Disease & Movement Disorders Center at the University of South Florida and co-primary investigator of the study. “As currently there are no available treatments for cognitive impairment in Parkinson’s disease, any therapy that may demonstrate benefit would be welcomed for this significant unmet need.”

The MODERATO study (Multicenter, Randomized, Double-Blind, Placebo-Controlled Study to Assess the Effect of Rasagiline on Cognition in Patients with Parkinson’s disease) is the largest trial to-date to evaluate a treatment for PD-MCI. The multicenter study will evaluate the effect of rasagiline on cognitive function in adults with PD-MCI, as assessed by the Scales for Outcomes of Parkinson’s Disease-Cognition (SCOPA-COG) after 24 weeks of treatment and will enroll approximately 170 patients at 30 sites across the United States.

“PD-MCI is common in non-demented PD patients and is associated with increasing age, disease duration and disease severity,” said Michael Hayden, M.D., President of Global R&D and Chief Scientific Officer for Teva Pharmaceutical Industries, Ltd. “MODERATO demonstrates Teva’s ongoing commitment to research with AZILECT and the development of products aimed at meeting the specific needs of the CNS community.”

PD is a slowly progressing degenerative disorder of the brain, characterized by tremor, stiffness, slowness of movement, and impaired balance. An estimated five million people worldwide suffer from the disease, with an average age of onset of about 60 years.

About AZILECT®
AZILECT® (rasagiline tablets) is indicated for the treatment of the signs and symptoms of Parkinson’s disease (PD) both as initial therapy alone and to be added to levodopa later in the disease.

Patients should not take AZILECT® if they are taking meperidine, tramadol, methadone, propoxyphene, dextromethorphan, St. John’s wort, cyclobenzaprine, or other monoamine oxidase inhibitors (MAOIs), as it could result in a serious reaction. Patients should inform their physician if they are taking, or planning to take, any prescription or over-the-counter drugs, especially antidepressants and ciprofloxacin. Patients with moderate to severe liver disease should not take AZILECT®. Patients should not exceed a dose of 1 mg per day of AZILECT® in order to prevent a possibly dangerous increase in blood pressure.

Side effects seen with AZILECT® alone are flu syndrome, joint pain, depression, and indigestion; and when taken with levodopa are uncontrolled movements (dyskinesia), accidental injury, weight loss, low blood pressure when standing, vomiting, anorexia, joint pain, abdominal pain, nausea, constipation, dry mouth, rash, abnormal dreams, and fall.

See additional important information at http://www.azilect.com/Resources/PDFs/PrescribingInformation-pdf.aspx. For hardcopy releases, please see enclosed full prescribing information.

AZILECT® is currently available in more than 40 countries worldwide, including the U.S., Canada, Israel, Mexico, and all EU countries. Teva has a long-term agreement for the joint development and marketing of AZILECT® in Europe and some additional markets with H. Lundbeck A/S. In North America, AZILECT® is marketed by Teva’s wholly-owned subsidiary, Teva Neuroscience, Inc. (www.tevaneuro.com).

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements, including statements relating to the results of the GALA phase III trial and the potential efficacy or future market or marketability of glatiramer acetate 40 mg/1 ml. Following further analysis, Teva’s interpretation of the results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release as there can be no guarantee that the results from the phase III trial discussed in this press release will be confirmed upon full analysis of the results of the trial and additional information relating to the safety, efficacy or tolerability of glatiramer acetate 40 mg/1 ml may be discovered upon further analysis of data from the phase III trial. Even if the results described in this release are confirmed upon full analysis of the GALA study, we cannot guarantee that glatiramer acetate 40 mg/1 ml will be approved for marketing in a timely manner, if at all, by regulatory authorities in the EU or in the U.S. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel (including Cephalon employees) or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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